Exhibit 99.109

PRESS RELEASE

World’s Fastest Gamer winner to race for Jenson Team Rocket RJN

- Gamer to make debut for F1 champion’s GT team

- James Baldwin given GT3 McLaren chance after impressing in esports and real world

- $1M prize includes iconic Spa 24-hour race

- View video at: www.thewfgamer.com/Balwin_JensonTeamRocketRJN_video

SILVERSTONE, England, March 5, 2020 /PRNewswire/ — World’s Fastest Gamer season 2 winner James Baldwin has been handed a dream drive with 2009 F1 champion Jenson Button’s GT team – Jenson Team Rocket RJN – in the 2020 GT World Challenge Endurance Championship.

Baldwin will race across Europe in a McLaren 720S GT3 in the team that was formed in 2019 between ex-F1 World Champion Jenson Button, his close friend Chris Buncombe and long-standing team owner, Bob Neville.

The British gamer won his US$1M prize by competing against 10 of the world’s best esports racers in a 12-day final on the west coast of the USA in October last year. From simulator races, to challenges of physical strength and real-world track time, Baldwin emerged on top of the competition and was crowned the winner of the second season of World’s Fastest Gamer.

“I’ve seen in the past how it’s possible for virtual racers to make it in the real-world racing such as Jann Mardenboroughwho I raced against for the past couple of seasons in Super GT,” Button said.

“And, of course, I am always proud to support another young British Driver getting his chance in motorsport, no matter how he gets into the sport. I look forward to welcoming James to our team and wish him all the best in his inaugural season.”

Jenson Team Rocket RJN Team Principal Bob Neville saw Baldwin perform during his training and development programme and was immediately impressed, opening the door for the gamer-to-racer to drive for the team on some of the biggest stages in GT racing.

“When I got the news that I would be racing GT3, I was really excited; it’s very cool. But, at the same time, I don’t want it to overwhelm me. It’s an opportunity I want to make the most of,” Baldwin said.

“My expectations for 2020 are get used to it as quickly as possible, be clean, be fast and, if it’s possible, to win the pro-am championship—I think that has to be the goal.”

“Without World’s Fastest Gamer, I wouldn’t be racing right now. I’m eternally thankful for that. But, now I’ve got it, and it’s time to do the business and not keep seeing it as a dream, because it can be a reality, it’s not far away. Now I just need to excel on track.”

“I’m so thankful to WFG and Torque Esport for the opportunity and for putting this together. Learning from such an experienced group of individuals involved in the team and racing at events like the Spa 24, it exceeds any expectation I could have ever had.”

The World’s Fastest Gamer programme is just one of a number of innovative esports initiatives from Torque Esports (TSXV: GAME) (OTCQB: MLLLF). The global esports organisation includes World’s Fastest Gamer creator, the Silverstone-based IDEAS+CARS; racing simulator manufacturer, Allinsports; esports data streaming analysis experts, Stream Hatchet, and online esports tournament creators, UMG Games.

“James Baldwin has impressed all observers with his pace and professionalism since he arrived at our finals in Las Vegaslast year,” Torque Esports President and CEO, Darren Cox, said.

“The jump straight into the hugely competitive GT3 series is huge, but we all believe James can handle it with his talent and our experience of training gamers for the virtual and real worlds.”

“To have Jenson Team Rocket RJN trust James shows the confidence that team boss Bob Neville has in our ability to spot talent.”

Jenson Team Rocket RJN Team Principal Bob Neville agrees with the assessment and also thinks Baldwin will excel in his first year of GT racing.

“Our team has huge experience of working with gamers, and they have surprised many people in motorsport with their results,” he said.

“James is the next in the long line of gamers that Darren Cox and the team have identified and coached to a position where we are happy to trust them with our new McLaren and the reputation of our team.”

Baldwin will join teammate Chris Buncombe at the pre-season test for the GT World Challenge Endurance Championship at Circuit Paul Ricard on March 12-13. Their final teammate for the endurance championship will be revealed soon.

About Torque Esports

The company focuses on three areas – esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com